Exhibit 99.1

Alexion to Acquire Portola

– Expands and diversifies Alexion’s hematology, neurology and critical care commercial portfolio with transformative Factor Xa inhibitor reversal agent –

– Conference call and webcast scheduled for today, May 5, at 8:00 a.m. ET –

BOSTON & SOUTH SAN FRANCISCO, Calif – MAY 5, 2020 - Alexion Pharmaceuticals, Inc. (NASDAQ:ALXN) and Portola Pharmaceuticals, Inc. (NASDAQ:PTLA) announced today that they have entered into a definitive merger agreement for Alexion to acquire Portola, a commercial-stage biopharmaceutical company focused on life-threatening blood-related disorders. Portola’s commercialized medicine, Andexxa® [coagulation factor Xa (recombinant), inactivated-zhzo], marketed as Ondexxya® in Europe, is the first and only approved Factor Xa inhibitor reversal agent, and has demonstrated transformative clinical value by rapidly reversing the anticoagulant effects of Factor Xa inhibitors rivaroxaban and apixaban in severe and uncontrolled bleeding. The acquisition will add near-term diversification to Alexion’s commercial portfolio and provides the opportunity to apply the company’s demonstrated global commercial excellence to create long-term value for patients and shareholders. The merger agreement has been unanimously approved by the boards of Alexion and Portola.

“The acquisition of Portola represents an important next step in our strategy to diversify beyond C5. Andexxa is a strategic fit with our existing portfolio of transformative medicines and is well-aligned with our demonstrated expertise in hematology, neurology and critical care,” said Ludwig Hantson, Ph.D., Chief Executive Officer of Alexion. “We believe Andexxa has the potential to become the global standard of care for patients who experience life-threatening bleeds while taking Factor Xa inhibitors apixaban and rivaroxaban. By leveraging Alexion’s strong operational and sales infrastructure and deep relationships in hospital channels, we are well positioned to expand the number of patients helped by Andexxa, while also driving value for shareholders.”

“In developing and launching Andexxa, Portola has established a strong foundation for changing the standard of care for patients receiving Factor Xa inhibitors that experience a major, life-threatening bleed. Andexxa rapidly reverses the pharmacologic effect of rivaroxaban and apixaban within two minutes, reducing anti-Factor Xa activity by 92 percent,” said Scott Garland, President and Chief Executive Officer of Portola. “Given their enhanced resources, global footprint and proven commercial expertise, we look forward to working with Alexion to maximize the value of Andexxa. With their commitment to commercial excellence, together, we will be able to drive stronger utilization of Andexxa, increase penetration and accelerate adoption in the critical care setting.”

Transaction Details

Under the terms of the merger agreement, a subsidiary of Alexion will commence a tender offer to acquire all of the outstanding shares of Portola’s common stock at a price of $18 per share in cash. The tender offer is subject to customary conditions, including the tender of a majority of the outstanding shares of Portola common stock, the expiration or termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 and receipt of certain other regulatory approvals.

Following successful completion of the tender offer, Alexion will acquire all remaining shares not tendered in the offer at the same price of $18 per share through a merger. The transaction is expected to close in the third quarter of 2020.

Alexion will fund the transaction with cash on hand. As part of the acquisition, Alexion will also be acquiring cash currently on Portola’s balance sheet, net of debt of approximately $215 million that will become due upon closing. As of December 31, 2019, cash and short-term investments were approximately $430 million. The actual amounts will be determined as of the transaction close.

RBC Capital Markets, LLC served as Alexion’s exclusive financial advisor. Centerview Partners served as Portola’s exclusive financial advisor. Cooley LLP served as Portola’s legal advisor.

Conference Call

Alexion will host a conference call and webcast today, May 5, 2020 at 8:00 a.m. ET to discuss the acquisition. To participate in this call, dial (866) 762-3111 (USA) or (210) 874-7712 (International), passcode 5689520, shortly before 8:00 a.m. ET. A replay of the call will be available for a limited period of time following the call. The audio webcast can be accessed on the Investors page of Alexion’s website at: http://ir.alexion.com.

About Andexxa

Andexxa® [coagulation factor Xa (recombinant), inactivated-zhzo] is a recombinant modified human factor Xa (FXa) protein indicated for patients treated with rivaroxaban or apixaban, when reversal of anticoagulation is needed due to life-threatening or uncontrolled bleeding.

IMPORTANT SAFETY INFORMATION

The most frequently reported adverse reactions in clinical trials in healthy subjects with Andexxa were mild or moderate infusion-related reactions comprising symptoms such as flushing and feeling hot (very common), and cough, dysgeusia, and dyspnea (common). Amongst bleeding patients, commonly reported side effects were ischemic stroke and pyrexia, with uncommon reported side effects of cerebral infarction, cerebrovascular accident, transient ischemic attack, acute myocardial infarction, cardiac arrest, myocardial infarction, deep vein thrombosis, iliac artery occlusion, pulmonary embolism.

Please refer to full Prescribing Information for more information, including Boxed Warning, at www.Andexxa.com.

About Alexion

Alexion is a global biopharmaceutical company focused on serving patients and families affected by rare and devastating diseases through the discovery, development and commercialization of life-changing medicines. As the global leader in complement biology and inhibition for more than 20 years, Alexion has developed and commercializes two approved complement inhibitors to treat patients with paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS), as well as the first and only approved complement inhibitor to treat anti-acetylcholine receptor (AchR) antibody-positive generalized myasthenia gravis (gMG) and neuromyelitis optica spectrum disorder (NMOSD). Alexion also has two highly innovative enzyme replacement therapies for patients with life-threatening and ultra-rare metabolic disorders, hypophosphatasia (HPP) and lysosomal acid lipase deficiency (LAL-D). In addition, the company is developing several mid-to-late-stage therapies, including a copper-binding agent for Wilson disease, an anti-neonatal Fc receptor (FcRn) antibody for rare Immunoglobulin G (IgG)-mediated diseases and an oral Factor D inhibitor as well as several early-stage therapies, including one for light chain (AL) amyloidosis, a second oral Factor D inhibitor and a third complement inhibitor. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on the core therapeutic areas of hematology, nephrology, neurology, metabolic disorders and cardiology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries. This press release and further information about Alexion can be found at: www.alexion.com.

[ALXN-G]

About Portola

Portola is a global, commercial-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics that could significantly advance the fields of thrombosis and other hematologic conditions. The Company's first two commercialized products are Andexxa® [coagulation factor Xa (recombinant), inactivated-zhzo], marketed in Europe as Ondexxya® (andexanet alfa), and Bevyxxa® (betrixaban). Portola also is advancing cerdulatinib, a SYK/JAK inhibitor being developed for the treatment of hematologic cancers. Founded in 2003 in South San Francisco, California, Portola has operations in the United States and Europe.

Important Additional Information and Where to Find It

The tender offer for the outstanding common stock of Portola has not been commenced. This announcement is for informational purposes only and does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Portola common stock. The solicitation and offer to buy Portola common stock will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, Alexion and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”) and thereafter, Portola will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Investors and security holders are urged to read these materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully when they become available since they will contain important information that investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Alexion and Portola with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Alexion and its acquisition subsidiary file with the SEC will be made available to all investors and security holders of Portola free of charge from the information agent for the tender offer. Investors and security holders may also obtain free copies of the Solicitation/Recommendation Statement and other documents filed with the SEC by Portola at https://investors.portola.com/sec-filings.

Forward-Looking Statements

Certain statements made in this press release, including any statements as to future results of operations and financial projections, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, statements related to the proposed acquisition of Portola by Alexion, including: that the acquisition would add near-term diversification to Alexion’s commercial portfolio; that the acquisition provides the opportunity to apply Alexion’s demonstrated global commercial excellence to create long-term value for patients and shareholders; Alexion’s belief that Andexxa has the potential to become the global standard of care for patients who experience life-threatening bleeds while taking Factor Xa inhibitors apixaban and rivaroxaban; that Alexion is well positioned to expand the number of patients helped by Andexxa, while also driving value for shareholders; that Alexion can drive stronger utilization of Andexxa, increase penetration and accelerate adoption in the critical care setting; and the expectation that the transaction will close in the third quarter of 2020. Forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of Portola by Alexion may not be completed; the possibility that competing offers or acquisition proposals for Portola will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Portola common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Alexion’s or Portola’s business may experience significant disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied (or waived); the anticipated benefits Andexxa and other Portola therapies not being realized, including the result of delays or failure to obtain regulatory approval and failure to attain sales targets; the Phase 4 study regarding Andexxa does not meet its designated endpoints and/or is not deemed safe and effective by the FDA or other regulatory agencies (and commercial sales are prohibited or limited); future clinical trials of Portola products not proving that the therapies are safe and effective to the level required by regulators; anticipated Andexxa sales targets are not satisfied; Andexxa does not gain acceptance among physicians, payers and patients; potential future competition by other Factor Xa inhibitor reversal agents; decisions of regulatory authorities regarding the adequacy of the research and clinical tests, marketing approval or material limitations on the marketing of Portola products; delays or failure of product candidates or label extension of existing products to obtain regulatory approval; delays or the inability to launch product candidates (including products with label extensions) due to regulatory restrictions; unanticipated expenses; interruptions or failures in the manufacture and supply of products and product candidates; failure to satisfactorily address matters raised by the FDA and other regulatory agencies; the possibility that results of clinical trials are not predictive of safety and efficacy results of products in broader patient populations; the possibility that clinical trials of product candidates could be delayed or terminated prior to completion for a number of reasons; the adequacy of pharmacovigilance and drug safety reporting processes; the impact of the COVID-19 pandemic on Alexion’s and Portola’s business operations, including sales, clinical trials, operations and supply chain; and a variety of other risks set forth from time to time in Alexion's or Portola’s filings with the SEC, including but not limited to the risks discussed in Alexion's Annual Report on Form 10-K for the year ended December 31, 2019 and in its other filings with the SEC and the risks discussed in Portola’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its other filings with the SEC. Alexion and Portola disclaim any obligation to update any of these forward-looking statements to reflect events or circumstances after the date hereof, except when a duty arises under law.

Alexion Contacts:

Media

Megan Goulart, 857-338-8634

Senior Director, Corporate Communications

Investors

Chris Stevo, 857-338-9309

Head of Investor Relations

Portola Contacts:

Media

Emily Faucette, Media@portola.com

Investors

Jennifer Zibuda, IR@portola.com

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